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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452455108

(CUSIP Number)

FEBRUARY 12, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452455108

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). BRUCE TOLL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 5,717,600

	6.	Shared Voting Power —

	7.	Sole Dispositive Power 5,717,600

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,717,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 452455108

Item 1.
(a)	Name of Issuer: ImageWare Systems, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 10883 Thornmint Road, San Diego, CA 92127

Item 2.
(a)	Name of Person Filing: Bruce Toll
(b)	Address of Principal Business Office or, if none, Residence: 754 S. County Road, Palm Beach, FL 33480
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP No.: 452455108

Item 4.	Ownership
	(a)	Amount beneficially owned 5,717,600
	(b)	Percent of class: 12%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 5,717,600
		(ii)	Shared power to vote or to direct the vote: —
		(iii)	Sole power to dispose or to direct the disposition of: 5,717,600
		(iv)	Shared power to dispose or to direct the disposition of: —

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009
Date
/s/ Bruce Toll
Signature
Bruce Toll
Name/Title